MERRILL LYNCH & CO., INC.
INDEX TO FINANCIAL STATEMENT SCHEDULE

Schedule I
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MERRILL LYNCH & CO., INC.
(Parent Company Only)
CONDENSED STATEMENTS OF (LOSS)/EARNINGS AND COMPREHENSIVE (LOSS)/INCOME
(dollars in millions)

	Year Ended Last Friday in December
	2008	2007	2006
	(52 weeks)	(52 weeks)	(52 weeks)
REVENUES
Principal transactions	$1,912	$556	$—
Management service fees (from affiliates)	173	815	324
Earnings from equity method investments	232	255	74
Other	811	(259)	(154)

Subtotal	3,128	1,367	244

Interest revenue	8,044	9,467	6,381
Less: interest expense	5,643	8,399	6,322

Net interest profit	2,401	1,068	59
Gain on merger	—	—	422

Revenues, Net of Interest Expense	5,529	2,435	725

NON-INTEREST EXPENSES
Compensation and benefits	632	407	648
Professional fees	439	237	190
Communications and technology	50	63	66
Occupancy and related depreciation	68	41	42
Other	780	85	169
Payment related to price reset on common stock offering	2,500	—	—

Total Non-Interest Expenses	4,469	833	1,115

PRETAX EARNINGS/(LOSS) FROM CONTINUING OPERATIONS	1,060	1,602	(390)
Income tax (expense) /benefit	(1,123)	(311)	767
Equity in (loss)/earnings of affiliates, net of tax	(27,549)	(9,068)	7,122

NET (LOSS)/EARNINGS	(27,612)	(7,777)	7,499
Other comprehensive loss, net of tax	(4,529)	(1,179)	(5)

COMPREHENSIVE (LOSS)/INCOME	$(32,141)	$(8,956)	$7,494

Preferred stock dividends	$2,869	$270	$188

NET (LOSS)/EARNINGS APPLICABLE TO COMMON STOCKHOLDERS	$(30,481)	$(8,047)	$7,311

See Notes to Condensed Financial Statements.

Schedule I
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MERRILL LYNCH & CO., INC.
(Parent Company Only)
CONDENSED BALANCE SHEETS
(dollars in millions, except per share amounts)

	December 26,	December 28,
	2008	2007
ASSETS
Cash and cash equivalents	$12,096	$8,993
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	139	461
Receivables under resale agreements	30,000	38,727
Investment securities (includes securities pledged as collateral that can be sold or repledged of $14,003 in 2008 and $17,342 in 2007)	16,762	22,185
Advances to affiliates
Senior advances	118,163	124,443
Subordinated loans and preferred securities	51,280	48,078

	169,443	172,521
Investments in affiliates	15,930	26,416
Equipment and facilities (net of accumulated depreciation and amortization of $218 in 2008 and $195 in 2007)	63	64
Interest and other receivables and assets	1,591	1,772

Total Assets	$246,024	$271,139

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES

Payables under repurchase agreements	$15,008	$16,997
Short-term borrowings	20,128	13,222
Payables to affiliates	14,508	6,615
Other liabilities and accrued interest payable	3,933	5,755
Long-term borrowings (includes $33,171 in 2008 and $45,462 in 2007 measured at fair value in accordance with SFAS No. 159)	172,444	196,618

Total Liabilities	226,021	239,207

STOCKHOLDERS’ EQUITY
Preferred Stockholders’ Equity (liquidation preference of $30,000 per share; issued: 2008 — 244,100 shares; 2007 — 155,000 shares; liquidation preference of $1,000 per share; issued: 2008 and 2007 — 115,000 shares; liquidation preference of $100,000 per share; issued: 2008 — 17,000 shares)	8,605	4,383

Common Stockholders’ Equity
Shares exchangeable into common stock	—	39
Common stock (par value $1.331/3 per share; authorized: 3,000,000,000 shares; issued: 2008 — 2,031,995,436 shares; 2007 — 1,354,309,819 shares)	2,709	1,805
Paid-in capital	47,232	27,163
Accumulated other comprehensive loss (net of tax)	(6,318)	(1,791)
(Accumulated deficit) / retained earnings	(8,603)	23,737

	35,020	50,953
Less: Treasury stock, at cost (2008 — 431,742,565 shares; 2007 — 418,270,289 shares)	23,622	23,404

Total Common Stockholders’ Equity	11,398	27,549

Total Stockholders’ Equity	20,003	31,932

Total Liabilities and Stockholders’ Equity	$246,024	$271,139

See Notes to Condensed Financial Statements.

Schedule I
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
MERRILL LYNCH & CO., INC.
(Parent Company Only)
CONDENSED STATEMENTS OF CASH FLOWS
(dollars in millions)

	Year Ended Last Friday in December
	2008	2007	2006
Cash flows from operating activities:
Net (loss)/earnings	$(27,612)	$(7,777)	$7,499
Adjustments to reconcile net (loss)/earnings to cash used for operating activities:
Gain on merger	—	—	(422)
Equity in loss/(earnings) of affiliates	27,549	9,068	(7,122)
Depreciation and amortization	15	15	13
Share-based compensation expense	387	350	202
Payment related to price reset on common stock offering	2,500	—	—
Deferred taxes	827	490	670
Earnings from equity method investments	(207)	(228)	(40)
Amortization of premium/(discount) on long-term borrowings	401	(543)	(159)
Unrealized gains on long term borrowings	(2,318)	(1,589)	(350)
Foreign exchange (gains)/losses on long-term borrowings	(4,344)	7,974	3,141
Other	295	214	(22)
Changes in operating assets and liabilities:
Cash and securities segregated	322	(461)	285
Receivables under resale agreements	8,727	(31,791)	(2,394)
Payables under repurchase agreements	(1,989)	11,527	(5,689)
Dividends and partnerships distributions from affiliates	360	7,079	2,796
Trading investment securities	—	4,688	—
Other, net	85	998	(3,129)

Cash provided by/(used for) operating activities	4,998	14	(4,721)

Cash flows from investing activities:
Proceeds from (payments for):
Advances to (advances from) affiliates	10,970	(35,948)	(30,134)
Maturities of available-for-sale securities	3,108	3,023	3,690
Sales of available-for-sale securities	464	407	9,202
Purchases of available-for-sale securities	(3,728)	(10,125)	(3,037)
Non-qualifying investments	194	83	268
Investments in affiliates	(17,806)	(5,072)	(829)
Acquisitions, net of cash	—	(2,045)	—
Equipment and facilities, net	(14)	(6)	(27)

Cash used for investing activities	(6,812)	(49,683)	(20,867)

Cash flows from financing activities:
Proceeds from (payments for):
Short-term borrowings	6,906	8,940	2,367
Issuance and resale of long-term borrowings	38,786	93,648	57,699
Settlement and repurchase of long-term borrowings	(56,577)	(49,950)	(24,502)
Issuance of common stock	9,899	4,787	1,838
Issuance of preferred stock, net	9,281	1,123	472
Common stock repurchases	—	(5,272)	(9,088)
Other common stock transactions	(833)	(60)	539
Excess tax benefits related to stock-based compensation	39	715	531
Dividends	(2,584)	(1,505)	(1,106)

Cash provided by financing activities	4,917	52,426	28,750

Increase in cash and cash equivalents	3,103	2,757	3,162
Cash and cash equivalents, beginning of year	8,993	6,236	3,074

Cash and cash equivalents, end of year	$12,096	$8,993	$6,236

Supplemental disclosure of cash flow information
Cash paid for:
Income taxes	$128	$269	$1,237
Interest	5,903	7,594	6,413
Non-cash investing and financing activities;
As a result of the conversion of $6.6 billion of Merrill Lynch’s mandatory convertible preferred stock, series 1, ML & Co. recorded additional preferred dividends of $2.1 billion in 2008. The preferred dividends were paid in additional shares of common stock and preferred stock.
In satisfaction of Merrill Lynch’s obligations under the reset provisions contained in the investment agreement with Temasek, ML & Co. agreed to pay Temasek $2.5 billion, all of which was paid through the issuance of common stock.
See Notes to Condensed Financial Statements.

NOTES TO CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY ONLY)
NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Bank of America Acquisition
On January 1, 2009, Merrill Lynch & Co., Inc. (“ML & Co.” or the “Parent Company”) and subsidiaries (collectively, “Merrill Lynch”) was acquired by Bank of America Corporation (“Bank of America”) through the merger of a wholly owned subsidiary of Bank of America with and into ML & Co. with ML & Co. continuing as the surviving corporation and a wholly owned subsidiary of Bank of America. Upon completion of the acquisition, each outstanding share of ML & Co. common stock was converted into 0.8595 shares of Bank of America common stock. As of the completion of the acquisition, ML & Co. Series 1 through Series 8 preferred stock were converted into Bank of America preferred stock with substantially identical terms to the corresponding series of Merrill Lynch preferred stock (except for additional voting rights provided to the Bank of America securities). The Merrill Lynch 9.00% Non-Voting Mandatory Convertible Non-Cumulative Preferred Stock, Series 2, and 9.00% Non-Voting Mandatory Convertible Non-Cumulative Preferred Stock, Series 3 that was outstanding immediately prior to the completion of the acquisition remained issued and outstanding subsequent to the acquisition, but are now convertible into Bank of America common stock.
BASIS OF PRESENTATION
The Condensed Financial Statements of ML & Co. should be read in conjunction with the Consolidated Financial Statements of Merrill Lynch & Co., Inc. and Subsidiaries and the Notes thereto in the ML & Co. Annual Report on Form 10-K for the fiscal year ended December 26, 2008 (the “Annual Report”).
The Parent Company Condensed Financial Statements are presented in accordance with U.S. Generally Accepted Accounting Principles, which include industry practices.
NEW ACCOUNTING PRONOUNCEMENTS
In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (“FSP FAS 133-1 and FIN 45-4”), which amends SFAS No. 133 to require expanded disclosures regarding the potential effect of credit derivative instruments on an entity’s financial position, financial performance and cash flows. FSP FAS 133-1 and FIN 45-4 applies to credit derivative instruments where Merrill Lynch is the seller of protection. This includes freestanding credit derivative instruments as well as credit derivatives that are embedded in hybrid instruments. FSP FAS 133-1 and FIN 45-4 additionally amends FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others to require an additional disclosure about the current status of the payment/performance risk of guarantees. FSP FAS 133-1 and FIN 45-4 is effective prospectively for financial statements issued for fiscal years and interim periods ending after November 15, 2008. See Note 11 to the Consolidated Financial Statements in the Annual Report for further information regarding these disclosures. Since the FSP only requires certain additional disclosures, it did not affect ML & Co.’s condensed financial position, results of operations or cash flows.
In May 2008, the FASB issued FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”), which clarifies that convertible instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 which will apply to ML & Co.’s contingently convertible liquid yield option notes (“LYONs®”) is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, and is to be applied retrospectively for all periods that are presented in the annual financial statements for the period of adoption. FSP APB 14-1 will not have a material impact on the Condensed Financial Statements.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 requires noncontrolling interests in subsidiaries (formerly known as “minority interests”) initially to be measured at fair value and classified as a separate component of equity. Under SFAS No. 160, gains or losses on sales of noncontrolling interests in subsidiaries are not recognized, instead sales of noncontrolling interests are accounted for as equity transactions. However, in a sale of a subsidiary’s shares that results in the deconsolidation of the subsidiary, a gain or loss is recognized for the difference between the proceeds of that sale and the carrying amount of the interest sold and a new fair value basis is established for any remaining ownership interest. SFAS No. 160 is effective for ML & Co. beginning in 2009; earlier application is prohibited. SFAS No. 160 is required to be adopted prospectively, with the exception of certain presentation and disclosure requirements (e.g., reclassifying noncontrolling interests to appear in equity), which are required to be adopted retrospectively. The adoption of SFAS No. 160 is not expected to have a material impact on the Condensed Financial Statements.
In December 2007, the FASB issued SFAS No. 141R, Business Combinations (“SFAS No. 141R”), which significantly changes the financial accounting and reporting for business combinations. SFAS No. 141R will require, for example: (i) more assets and liabilities to be measured at fair value as of the acquisition date, (ii) liabilities related to contingent consideration to be remeasured at fair value in each subsequent reporting period with changes reflected in earnings and not goodwill, and (iii) all acquisition-related costs to be expensed as incurred by the acquirer. SFAS No. 141R is required to be adopted on a prospective basis concurrently with SFAS No. 160 and is effective for business combinations beginning in fiscal 2009. Early adoption is prohibited.

ACCOUNTING POLICIES
Principal Transactions
ML & Co. adopted the provisions of SFAS No. 157, Fair Value Measurements, and SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, in the first quarter of 2007. The fair value option was elected for certain long-term borrowings that are risk managed on a fair value basis. Changes in the fair value of these long-term borrowings including changes in ML & Co.’s credit spreads are recorded in Principal transactions revenue on the Condensed Statements of (Loss)/Earnings and Comprehensive (Loss)/Income. This accounted for the significant increase in ML & Co.’s Principal transactions revenue in 2008.
NOTE 2.  SECURITIES FINANCING TRANSACTIONS
ML & Co. enters into secured borrowing and lending transactions as a part of its normal operating activities. Under these transactions, ML & Co. will enter into repurchase or resale agreements. Receivables under resale agreements include $30.0 billion and $25.2 billion in resale agreements with affiliates for December 26, 2008 and December 28, 2007, respectively. Payables under repurchase agreements include $15.0 billion and $10.9 billion with affiliates for December 26, 2008 and December 28, 2007, respectively.
ML & Co. pledges firm-owned assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed in investment securities on the Condensed Balance Sheets. The carrying value of securities owned by ML & Co. that have been pledged to counterparties where those counterparties do not have the right to sell or repledge at December 26, 2008 is $1 billion.
NOTE 3.  RELATED PARTY TRANSACTIONS
The Parent Company provides funding to subsidiaries in the form of senior advances, subordinated loans, preferred securities and equity.
Senior advances are provided to regulated and unregulated subsidiaries and have an average maturity of less than one year. Senior advances total $118.2 billion and $124.4 billion at December 26, 2008 and December 28, 2007, respectively.
Subordinated loans are provided to regulated subsidiaries and qualify as regulatory capital. Subordinated loans are supported by Parent Company long-term capital. Subordinated loans total $22.2 billion and $26.4 billion at December 26, 2008 and December 28, 2007, respectively, and have an average maturity of approximately 2 years, with maturities on individual loans ranging from 1 to 8 years at December 26, 2008 and December 28, 2007.
Preferred securities at December 26, 2008 represent $29.1 billion in Mandatory Redeemable Preferred Stock (or similar instruments of partnerships, limited liability companies and other types of business organizations) issued to ML & Co. by unregulated consolidated Merrill Lynch subsidiaries. Approximately $0.2 billion in preferred stock must be redeemed by December 17, 2027, approximately $3.3 billion must be redeemed by December 15, 2029, approximately $17.1 billion must be redeemed by December 17, 2033, and approximately $5.2 billion must be redeemed by January 18, 2034. The remaining $3.3 billion in preferred stock is redeemable at any time at the option of either ML & Co. or the issuing subsidiary.

Payables to affiliates total $14.5 billion and $6.6 billion at December 26, 2008, and December 28, 2007, respectively.
Cash dividends paid to the Parent company by consolidated subsidiaries totaled $311.1 million during the year ended December 26, 2008, $1.387 billion during the year ended December 28, 2007, and $447.2 million during the year ended December 29, 2006.
ML & Co. maintains a $5 billion credit facility in the form of a committed repurchase agreement with Merrill Lynch Bank USA. Assets eligible for repurchase under the terms of the repurchase agreement include securities issued by the U.S. Treasury, Federal National Mortgage Association, Government National Mortgage Association and Federal Home Loan Mortgage Corporation. This facility renews annually.
NOTE 4.  LONG-TERM BORROWINGS
Long-term borrowings, including adjustments for the effects of fair value hedges and various equity-linked or other indexed instruments, and long-term debt related to trust preferred securities at December 26, 2008, mature as follows:

(dollars in millions)
2009	$35,209	20%
2010	20,861	12
2011	17,020	10
2012	17,737	10
2013	17,993	11
2014 and thereafter	63,624	37

Total	$172,444	100%

Long-term borrowings includes $1,092 million and $1,148 million of borrowings purchased by affiliates in the secondary markets as of December 26, 2008 and December 28, 2007, respectively.
(See Note 9 to the Consolidated Financial Statements in the Annual Report for further information.)
NOTE 5.  COMMITMENTS, CONTINGENCIES AND GUARANTEES
LITIGATION
In the ordinary course of business as a global diversified financial services institution, ML & Co. is routinely a defendant in many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. ML & Co. is also subject to regulatory examinations, information gathering requests, inquiries, and investigations. In connection with formal and informal inquiries by its regulators, it receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.
In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek unspecified or very large damages or where the matters present novel legal theories or involve a large number of parties, ML & Co. cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.
In accordance with SFAS No. 5, Accounting for Contingencies, ML & Co. establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, ML & Co. does not establish reserves. In many matters, including most class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution, in which case no accrual is made until that time. Based on current knowledge, management does not believe that loss contingencies arising from pending litigation and regulatory matters, including the litigation and regulatory matters described in Note 11 to the Consolidated Financial Statements, will have a material adverse effect on the condensed financial position or liquidity of ML & Co., but may be material to ML & Co.’s operating results or cash flows for any particular reporting period and may impact its credit ratings.
INCOME TAXES
ML & Co. is under examination by the Internal Revenue Service (“IRS”) and states in which Merrill Lynch has significant business operations, such as New York. The tax years under examination vary by jurisdiction. The IRS audits are in progress for the tax years 2005-2007. New York State and New York City audits are in progress for the years 2002-2006.
During 2007, ML & Co. adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). ML & Co. believes that the estimate of the level of unrecognized tax benefits is in accordance with FIN 48 and is appropriate in relation to the potential for additional assessments. ML & Co. adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on ML & Co’s effective tax rate in the period in which it occurs.
DERIVATIVE CONTRACTS
In the normal course of business, ML & Co. guarantees certain of its subsidiaries’ obligations under derivative contracts.
OTHER COMMITMENTS
Merrill Lynch leases its Hopewell, New Jersey campus and an aircraft from a limited partnership. The leases with the limited partnership are accounted for as operating leases and mature in 2009. Each lease has a renewal term to 2014. ML & Co. has entered into guarantees with the limited partnership, whereby if Merrill Lynch does not renew the lease or purchase the assets under its lease at the end of either the initial or the renewal lease term, the underlying assets will be sold to a third party, and ML & Co. has guaranteed that the proceeds of such sale will amount to at least 84% of the acquisition cost of the assets. The maximum exposure to ML & Co. as a result of this residual value guarantee is approximately $322 million as of both December 26, 2008 and December 28, 2007. As of December 26, 2008 and December 28, 2007, the carrying value of the liability on the Condensed Balance Sheets was $9 million and $13 million, respectively. Payments under these guarantees would only be required if the fair value of such assets declined below their guaranteed value. At December 26, 2008, the estimated fair value of such assets was in excess of their guaranteed value. (See Note 11 to the Consolidated Financial Statements in the Annual Report for further information.)
BORROWINGS
ML & Co. guarantees certain senior debt instruments and structured notes issued by subsidiaries, which totaled $35.6 billion and $46.3 billion in 2008 and 2007, respectively. ML & Co. has guaranteed, on a junior subordinated basis, the payment in full of all distributions and other payments on the preferred securities of six trusts that ML & Co. has created, to the extent that the trusts have funds legally available. This guarantee and similar partnership distribution guarantees are subordinated to all other liabilities of ML & Co. and rank equally with preferred stock of ML & Co. (see Note 9 to the Consolidated Financial Statements in the Annual Report for further information).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Merrill Lynch & Co., Inc.:
We have audited the consolidated financial statements of Merrill Lynch & Co., Inc. and subsidiaries (“Merrill Lynch”) as of December 26, 2008 and December 28, 2007, and for each of the three years in the period ended December 26, 2008, and Merrill Lynch’s internal control over financial reporting as of December 26, 2008, and have issued our reports thereon dated February 23, 2009 (which (a) report on the consolidated financial statements expresses an unqualified opinion and includes explanatory paragraphs referring to the adoption in 2007 of new accounting standards and Merrill Lynch becoming a wholly-owned subsidiary of Bank of America Corporation; and (b) report on Merrill Lynch’s internal control over financial reporting as of December 26, 2008 expresses an adverse opinion because of material weaknesses); such consolidated financial statements and reports are included in this 2008 Annual Report on Form 10-K. Our audits also included the financial statement schedule of Merrill Lynch & Co., Inc., listed on Exhibit 99.2 which is included in this 2008 Annual Report on Form 10-K. This financial statement schedule is the responsibility of Merrill Lynch’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As discussed in Note 1, Merrill Lynch in 2007 adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” and Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”.
As discussed in Note 1, Merrill Lynch became a wholly-owned subsidiary of Bank of America Corporation on January 1, 2009.

/s/ Deloitte & Touche LLP
New York, New York
February 23, 2009